Eshallgo Inc.

c/o No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

December 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Eshallgo Inc.
Registration Statement on Form F-1 (File No. 333-283873)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Eshallgo Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on December 27, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Eshallgo Inc.

By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer